SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                      Report on Form 6-K dated May 2, 2003



                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 80050 Tepebasi
                                Istanbul, Turkey
                              ____________________
                    (Address of Principal Executive Offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.

                                Yes: |_| No: |X|


Enclosures:       Turkcell First Quarter 2003 Results dated May 1, 2003

[GRAPHIC OMITTED]

                                                          FOR IMMEDIATE RELEASE

      TURKCELL ILETISIM HIZMETLERI A.S. REPORTS FIRST QUARTER 2003 RESULTS

     Solid Fundamental Business Performance Despite Fragile Economic Climate

Istanbul, Turkey, May 1, 2003 - Turkcell (NYSE:TKC, ISE:TCELL), (www.turkcell.com.tr), the leading provider of mobile communications services in Turkey, announced results as of and for the quarter ended March 31, 2003. All financial results in this press release are unaudited and reported in accordance with accounting principles generally accepted in the United States (US GAAP).

Figures in brackets following the operational and financial results of the first quarter of 2003 refer to the same item in the fourth quarter of 2002.*

Highlights

o Revenues slightly decreased 3% to US$491.1 million (US$504.9 million) for the first quarter of 2003.

o Adjusted EBITDA** before the impact of translation gain/loss ("Pre-FX EBITDA") increased 46% to US$198.3 million (US$135.7 million). Adjusted EBITDA after the impact of translation gain/loss ("Post-FX EBITDA") increased 43% to US$197.2 million (US$138.3 million) in the first quarter of 2003, due to a higher pre-FX EBITDA base.

o Turkcell's net income improved to US$39.5 million (loss of US$17.6 million) in the first quarter of 2003.

o Turkcell added approximately 589,000 (843,000) net new subscribers during the first quarter of 2003, increasing Turkcell's number of subscribers to
     16.3 million (15.7 million) subscribers as of March 31, 2003.

o Turkcell paid a total of US$313.3 million of principal and interest including the redemption of the 1999 bank facility in the first quarter of 2003.

o Akbank agreed to extend the maturity of its outstanding loan to Turkcell, a total of US$125 million, due in May and June 2003 to be repaid in two equal installments in 2004 and 2005.

o    At March 31, 2003 Turkcell had US$308.9 million (US$394.1 million) in cash.

o Turkcell accrued approximately US$21.4 million in its Q1 2003 financials due to the frequency usage fees payment.


* Please note that some of the Q4 2002 financials are amended for the impact of the development related to the frequency usage fees. See page 5.

** EBITDA is a non-GAAP financial measure. See page 9 for the reconciliation of EBITDA to net cash used for operating activities.


Summary of Financial and Operational Data

                                                                                     Amended
                                                                     Q1 2002         Q4 2002         Q1 2003

Number of total subscribers (million)                                   12.7            15.7            16.3
Number of post-paid subscribers (million)                                4.6             4.7             4.7
Number of pre-paid subscribers (million)                                 8.1            11.0            11.6

Average revenue per user, blended (US$)                                 11.5            10.9            10.1
Average revenue per user, postpaid (US$)                                20.9            22.4            20.7
Average revenue per user, prepaid (US$)                                  6.0             5.9             5.7

Churn (%)                                                                3.1             3.9             4.5
Minutes of usage, blended, per month                                    52.7            52.9            50.8

Revenue (US$ million)                                                  437.2           504.9           491.1

Adjusted Pre-FX EBITDA (US$ million)                                   157.0           135.7           198.3
Adjusted Post-FX EBITDA (US$ million)                                  160.3           138.3           197.2

Translation Gain/(Loss)  (US$ million)                                   3.3             2.6           (1.1)
Net Income/(Loss)  (US$ million)                                         0.6          (17.6)            39.5

* All figures are quarterly other than subscriber numbers.



Comments from the CEO, Muzaffer Akpinar

The first quarter of 2003 was another period of uncertainty and caution for Turkey and for its economy. Unlike previous periods, the source of uncertainty was mainly outside Turkey. The military operation in Iraq created both political and economic tension in Turkey as it did in the rest of the world. The Turkish economy was vulnerable to the potential consequences of a prolonged war in the region, and the financial markets remained nervous during the war. This also had a negative impact on the already fragile consumer confidence in Turkey.

Nevertheless, we are pleased to report that the impact of the war on Turkcell was limited. Although we observed some downside during the quarter, in general our business operations performed well in the first quarter of 2003 and fundamentals remained strong. Subscriber growth continued despite the decline in consumer confidence and our margins improved significantly due to our cost-conscious business management. As a result, we improved our bottom line during the quarter.

With the threat of war behind us, we are more optimistic now. Although the situation in Iraq has not yet been fully resolved, we believe it now presents less of a risk for our business. As the armed conflict ended relatively quickly we have not seen the need to revise our year-end expectations. While we remain cautious, we hope the rest of 2003 will bring stability to our economy, providing a more favorable operating environment for Turkcell.

Overview

Financial Results: Significant Improvement in EBITDA Margins

Relatively stable revenues and reduced costs resulted in the improvement of Turkcell's bottom line in the first quarter of 2003. Revenues slightly declined 3% to US$491.1 million (US$504.9 million). Decrease in revenues from the seasonal decline in usage was partially offset by gains from a larger subscriber base and the partial impact of the tariff increase in the first quarter of 2003.

Post-FX EBITDA increased 43% to US$197.2 million (US$138.3 million) in the first quarter of 2003 mainly due to a higher pre-FX EBITDA base. Post-FX margins increased to 40% (27%) for the quarter. Post-FX EBITDA was negatively effected by translation loss of US$1.1 million (gain of US$2.6 million).

EBITDA margins showed significant improvement in the quarter due to an overall decline in costs. There are two main reasons for the improvement. First, the annual frequency usage fees for 2002 were expensed fully in the fourth quarter of 2002, increasing the sales and marketing costs and creating a higher cost base for the quarter. Second, the impact came from the improvement in the operational costs compared to the fourth quarter of 2002, when the company recorded a one-time cost related to the transmission lines dispute with Turk Telekom.

Turkcell's net income improved to US$39.5 million (loss of US$17.6 million) in the first quarter of 2003 as a result of relatively stable revenues and improved margins. Turkcell ended the quarter with US$308.9 million (US$394.1 million) in cash and cash equivalents.


Subscriber Growth Continued

Although consumer confidence in Turkey was negatively affected by the war in Iraq, Turkcell continued to increase its subscriber base in the first quarter of 2003. Turkcell increased its customer base 4% to 16.3 million (15.7 million) during the period. Total new gross additions acquired in the first quarter of 2003 consisted of approximately 91% prepaid and 9% postpaid subscribers. The number of Turkcell's prepaid subscribers increased to 11.6 million (11.0 million) and the number of Turkcell's postpaid subscribers remained stable at
4.7 million (4.7 million) in the first quarter of 2003.

Turkcell believes that it continued to acquire more new subscribers than its competitors in the Turkish mobile market in the first quarter of 2003. Turkcell's market leadership is based on number of factors such as its well-established brand name, customer-focused approach, nationwide network coverage, extensive distribution channels and large base of existing customers.

Turkcell's acquisition cost per subscriber (SAC) remained stable at US$23.1 (US$23.0) during the first quarter of 2003.

Usage and ARPU

Turkcell's blended monthly minutes of usage (MoU) declined 4% to 50.8 minutes (52.9 minutes) in the first quarter of 2003. Turkcell believes that both seasonality and the decline in consumer confidence in Turkey resulting from the regional tension during the quarter negatively impacted mobile usage of its customers. Despite negative sentiment in the market, Turkcell was able to keep usage almost stable among prepaid customers through emphasis on marketing activities and sales campaigns.

In line with the decline in usage, postpaid ARPU decreased to US$20.7 (US$22.4) in the first quarter of 2003. Prepaid ARPU remained relatively stable at US$5.7 (US$5.9), which was consistent with stable prepaid usage. Blended ARPU declined 7% to US$10.1 (US$10.9) in 2002 due to the negative impact of lower postpaid ARPU and changes in the call traffic pattern.


Competition

In the first quarter of 2003, Turkcell maintained its leadership position in the Turkish mobile market in terms of both overall market share and its share of new subscriber acquisitions.

Competition continued to be focused on price in the first quarter of 2003. Some of Turkcell's competitors continued their lower tariff campaigns throughout the quarter where further sacrifices from their "future" revenues were made. Naturally, competition was not as aggressive on new subscriber acquisitions, which would require cash outlay in the form of operator subsidy. Therefore, competitors generally followed the price increases of Turkcell on its starter packs during the quarter. This explains how Turkcell could lower its subscriber acquisition cost per subscriber without sacrificing significant loss of market share in new acquisitions.

Despite the pressure from its competitors, Turkcell increased its tariffs approximately 5% on average in TL terms in March 2003. In line with its long-standing strategy, Turkcell continued to focus on promoting volume-based discounts to selective segments such as high-usage customers, emphasizing its loyalty programs and high quality services.

Turkcell's churn level increased 15% to 4.5% (3.9%) in the first quarter of 2003. The increase in churn is due to the increased competition and the decline in disposable income as a result of economic difficulties of the last two years.

Turkcell's priority remains to focus on its high-value subscriber base and keep its market-leading position in new subscriber additions. Turkcell is also focused on increasing loyalty and usage through innovations such as the recent launch of Mobile Payment services, which enable users to pay for certain goods and services with their mobile phone.

Turkcell believes that its strong positive brand image, the variety and quality of its product portfolio, its strong distribution channels, and its high-quality network remain key factors in maintaining its leading position in the Turkish mobile market.


Debt Repayment

Turkcell's strong business fundamentals enabled it to generate solid cash flow from its operations in the first quarter of 2003. During the period, Turkcell paid a total of US$313.3 million of debt in principal and interest, including the outstanding balance of US$244.4 million of the 1999 Bank Facility. As of 31 March 2003, Turkcell's total outstanding financial debt was reduced to approximately US$1.0 billion from US$1.3 billion at the end of 2002.

In the first quarter of 2003, Turkcell agreed to extend the principal payments of the loan from Garanti Bank, totaling US$75 million. This amount is scheduled to be paid in installments until 2006. The payment of the 1999 Bank Facility removed certain covenant restrictions on Turkcell and the extension of the Garanti Bank loan increased Turkcell's financial flexibility.

Turkcell continues to evaluate different options to improve its debt structure by decreasing the cost of funding and extending the average maturity. In line with this policy, Turkcell agreed to extend the maturity of the loan from Akbank, a total of US$125 million, due in May and June 2003 to be repaid in two equal installments in 2004 and 2005.

In the remainder of 2003, Turkcell plans to pay approximately US$181.0 million of outstanding debt, including principal and interest, with cash generated from operations. Turkcell anticipates that it will have no difficulty in meeting its repayment obligations in 2003.


Key Developments In Legal Issues

Dispute on the Frequency Usage Fees of Prepaid Subscribers:

In January 2002, Turkcell applied to the Telecommunications Authority (the Authority) requesting it to review the protocol obligating Turkcell to collect frequency usage fees from its subscribers on the grounds that it was impossible to collect these fees from prepaid subscribers. Upon the request of the Authority in February 2002 to pay the frequency usage fees, Turkcell filed a lawsuit against the Authority requesting cancellation of the protocols obligating it to collect the frequency usage fees from the prepaid subscribers. In July 2002, the court decided in favor of Turkcell. However, the Authority appealed the decision and the Supreme Court accepted the Authority's appeal and annulled the decision of the lower court on March 29, 2003. Turkcell had not provided for such fees in its financials as of December 31, 2002 due to the favorable decision gained previously.

Turkcell received a payment order for the annual frequency usage fee of TL86.6 trillion (US$54.9 million, as of April 30, 2003), in principal and interest, for the year 2003. Turkcell will make the payment in seven days, however it provided US$14.7 million for principal and accrued interest in the first quarter of 2003. The remaining balance of the 2003 annual frequency usage fee will be expensed in three equal quarterly installments during the rest of the year. No such accrual was made in the first quarter of 2002.

Turkcell did not pay the fees for 2002, since the legal process regarding the dispute is ongoing but it amended its year-end 2002 financial statements by providing TL52.3 trillion (US$33.0 million) in principal and TL36.6 trillion (US$23.1 million) of interest. This provision significantly impacted the selling and marketing cost and net interest expense items in the fourth quarter of 2002. Additionally, accrued interest of TL10.9 trillion (US$6.6 million) for the unpaid principal amount was expensed in the first quarter of 2003.

For your information a table showing the items amended in the year-end 2002 financial statements has been included at the end of this press release.


Update on Tax Amnesty Law:

In February 2003, the Turkish government passed the Tax Amnesty Law in order to accelerate the collection of disputed or unpaid tax liabilities from companies. In its press release for the 2002 year end financial results, Turkcell announced that it will benefit from the new law in terms of the ongoing dispute relating to VAT on upfront license fee. Under the same law, Turkcell also applied for a settlement in its dispute relating to VAT on the ongoing license fee. Turkcell's application was accepted and accordingly, it benefited from the new law in respect to VAT on the ongoing license fee.


International Operations

Fintur's GSM businesses in Azerbaijan, Kazakhstan, Georgia and Moldova added approximately 113,000 (110,000) new subscribers in the first quarter of 2003, bringing the total subscriber numbers to approximately 1.7 million (1.6 million) subscribers as of 31 March 2003. The combined revenue of the business was US$65 million (US$65 million) for the first quarter of 2003 and the business was EBITDA positive in all countries. Turkcell owns 41.45% of Fintur and accounts for its investment in Fintur using the equity method.


Shareholder Issues

On June 18, 2002, the Banking Regulation and Supervision Agency (the BRSA) transferred the management and supervision of Pamukbank, one of Turkcell's shareholders to the Savings Deposit Insurance Fund of Turkey (the SDIF) citing, among other things, a failure to meet capital requirements. On January 31, 2003, the BRSA announced that it reached an agreement with the Cukurova Group, the controlling shareholder of Pamukbank. On April 25, 2003, all Turkcell shares directly owned by Pamukbank and Pamuk Factoring, were transferred to the Cukurova Group by the SDIF, in line with the agreement between the Cukurova Group and the BRSA.

Financial and Operational Review

The following discussion focuses principally on the developments and trends in Turkcell's business in the first quarter of 2003 compared to the fourth quarter of 2002. For your information, selected financial information for the first quarter of 2002 is included at the end of this press release.

1.SUBSCRIBERS

Turkcell acquired approximately 589,000 (843,000) net new subscribers in the first quarter of 2003. New gross subscribers acquired in the first quarter of 2003 consisted of 91% prepaid and 9% postpaid subscribers. Turkcell's subscriber base increased 4% to 16.3 million (15.7 million) at March 31, 2003.

The overall subscriber base at March 31, 2003 consisted of 11.6 million prepaid and 4.7 million postpaid subscribers.

2.REVENUES

Total revenues slightly decreased to US$491.1 million (US$504.9 million) in the first quarter of 2003. Decrease in revenues created by the seasonal decline in usage was partially offset by the revenue gain from a larger subscriber base and the partial impact of the tariff increase in the first quarter of 2003.

3.ARPU

Turkcell's blended average monthly revenue per customer per month (ARPU) declined 7% to US$10.1 (US$10.9) in the first quarter of 2003 due to the decline in usage and changes in the call traffic pattern. Turkcell's average revenue per postpaid customer per month declined 8% to US$20.7 (US$22.4) in the first quarter of 2003 mainly due to the decline in usage during the quarter. Turkcell's average revenue per prepaid customer per month remained almost stable at US$5.7 (US$5.9) in the first quarter of 2003 due to Turkcell's continued intensive volume-based campaigns to encourage prepaid usage.


4.MoU

Turkcell's average monthly minutes of use (MoU) per user decreased 4% to 50.8 minutes (52.9 minutes) in the first quarter of 2003. MoU decreased mainly due to the negative sentiment in the market. The usage of new additions had no material dilutive effect on average postpaid and average prepaid MoU during the first quarter of 2003.

5.EBITDA

Post-FX EBITDA increased 43% to US$197.2 million (US$138.3 million) in the first quarter of 2003 mainly due to a higher pre-FX EBITDA base. Post-FX margins increased to 40% (27%) for the quarter. Post-FX EBITDA was negatively effected by translation loss of US$1.1 million (gain of US$2.6 million). Pre-FX EBITDA increased 46% to US$198.3 million (US$135.7 million) in the first quarter of 2003 due to stable revenues and lower cost base. Pre-FX EBITDA margin improved to 40% (27%) for the same period.


6.TRANSLATION LOSS

Turkcell posted a translation loss of US$1.1 million (gain of US$2.6 million) in the first quarter of 2003 resulting from the 4% depreciation (1% appreciation) of the Turkish Lira against the US Dollar in the first quarter of 2003.


7.CHURN RATE

Churn refers to disconnected subscribers, both voluntary and involuntary. For the first quarter of 2003, Turkcell disconnected approximately 43,000 subscribers for non-payment of bills. Turkcell's quarterly churn rate increased 15% to 4.5% (3.9%) in the first quarter of 2003.

Turkcell believes that it has an adequate bad debt provision in its financial statements for such non-payments and disconnections.

8.PROFIT & LOSS AND BALANCE SHEET STATEMENTS

Net income

Turkcell posted net income of US$39.5 million (loss of US$17.6 million) for the first quarter of 2003. Increase in net income was due to relatively stable revenues and lower costs.

Direct cost of revenues

Direct cost of revenues declined 15% to US$326.7 million (US$363.4 million) for the first quarter of 2003. Direct cost of revenues declined mainly due to the absence of the one time cost recorded in the fourth quarter of 2002, related to the transmission lines dispute with Turk Telekom.

Depreciation and amortization

Depreciation and amortization expenses remained almost stable at US$105.1 million (US$102.2 million) for the first quarter of 2003.

Selling and marketing expenses

Selling and marketing expenses decreased 39% to US$49.0 million (US$80.7 million) for the first quarter of 2003. The decline was significant as the annual frequency usage fees for 2002 were expensed fully in the fourth quarter of 2002, increasing the sales and marketing costs and creating a higher cost base for the quarter. Turkcell recorded US$33.0 million of the annual frequency usage fees for the year 2002 in the fourth quarter of 2002 and US$11.5 million of the principal portion for the first quarter of 2003.

Acquisition cost per subscriber remained stable at US$23.1 (US$23.0) in the first quarter of 2003.

General and administrative expenses

General and administrative expenses decreased 18% to US$22.2 million (US$27.2 million) for the first quarter of 2003 mainly as a result of decrease in bad debt expense.

Bad debt expense, before deducting collections, as a percentage of revenues, was 2.6% (3.3%) for the first quarter of 2003.

Equity in net income of unconsolidated investees

Equity in net income of unconsolidated investees was US$2.2 million (US$3.0 million) for the first quarter of 2003.

Equity in net income/(loss) of unconsolidated investees figure is not comparable to the previous year's figure as the business area and ownership of Fintur has changed due to the restructuring of Fintur completed in August 2002.

Net interest income (expense)

Net interest expense decreased 11% to US$60.2 million (US$67.4 million) for the first quarter of 2003. Net interest expense decreased as the interest charges expensed in the fourth quarter of 2002 related to the frequency usage fees inflated the interest expense in the fourth quarter of 2002. Turkcell recorded US$23.0 million for the interest of the annual frequency usage fees for the year 2002 in the fourth quarter of 2002 and US$9.8 million in the first quarter of 2003.

Total assets

In the first quarter of 2003, Turkcell's total assets decreased by 5% to US$3.071.9 million (US$3,233.5 million) at March 31, 2003.

Capex

Capital expenditures in the first quarter of 2003 were US$50.6 million (US$10.8 million).

Debt

As of March 31, 2003, Turkcell had a total indebtedness of US$1,048.9 million (US$1,308.2 million).


Reconciliation of Non-GAAP Financial Measures


Adjusted Post-FX EBITDA equals net income (loss) before net interest, minority interest, income(loss) from related parties, other income (expense), equity in net income (loss) of unconsolidated investees, income tax benefit (expense), depreciation and amortization. Adjusted Pre-FX EBITDA equals net income (loss), before net interest, minority interest, income from related parties, other income (expense), equity in net income (loss) of unconsolidated investees, income tax benefit (expense) depreciation and amortization and translation gain
(loss). Adjusted Post-FX and adjusted Pre-FX EBITDA are not measurements of liquidity or financial performance under US GAAP and should not be construed as substitutes for cash flow from operating activities as a measure for liquidity.

The SEC recently adopted new rules regarding the use of non-GAAP financial measures. We believe Post-FX and Pre-FX EBITDA, measures commonly used in the telecommunications industry, can enhance the understanding of our operating results. We are continuing to monitor developments in the interpretation of these new rules and will make adjustments to the use of non-GAAP measures as may be required.


                                      Q1 2003         Q1 2002         Q4 2002

EBITDA                                  232.3           176.6           168.4
        Minority interest                 0.4             0.1             0.2
        Income (loss) from related
          parties, net                    2.0             0.0            (0.3)
        Other income (expense), net       3.0             2.7            10.7
        Equity in net (income) loss of
          unconsolidated investees        2.2           (19.3)            3.0
        Interest Income                  27.5            32.8            16.5
ADJUSTED EBITDA (POST-FX)               197.2           160.3           138.3
        Translation gain (loss)          (1.1)            3.3             2.6
ADJUSTED EBITDA (PRE-FX)                198.3           157.0           135.7
        Translation gain (loss)          (1.1)            3.3             2.6
        Net interest expense            (60.2)          (40.7)          (67.4)
        Other income (expense), net       3.0             2.7            10.7
        Income (loss) from related
          parties, net                    2.0             0.0            (0.3)
        Net increase (decrease) in
          assets and liabilities         74.2             5.2           131.3
NET CASH USED FOR OPERATING ACTIVITIES  216.2           127.5           212.7


Forward Looking Statements

This release may include forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue."


Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

                       TURKCELL ILETISIM HIZMETLERI A.S.
                               SELECTED FINANCIALS


                                                Quarter Ended   Quarter Ended   Quarter Ended
                                                  March 31,      December 31,     March 31,

                                                        2002             2002            2003
                                                        ----             ----            ----

Consolidated Statement of Operations Data
 Revenues
     Communication fees                                 417.3           489.6           475.9
     Monthly fixed fees                                  11.4             9.4             9.0
     Subscription fees                                    0.0             0.0             0.0
     SIM card sales                                       5.8             4.1             4.3
     Call center revenues                                 2.5             1.6             1.6
     Other                                                0.2             0.2             0.3
Total revenues                                          437.2           504.9           491.1
Direct cost of revenues                                (312.7)         (363.4)         (326.7)
                                                       ------          ------           -----
Gross profit                                            124.5           141.5           164.4
    General & administrative expenses                   (25.2)          (27.2)          (22.2)
    Selling & marketing  expenses                       (44.8)          (80.7)          (49.0)
                                                        -----           -----            ----
Income  from operations                                  54.5            33.6            93.2
Income (loss) from related parties , net                  0.0            (0.3)            2.0
Net interest expense                                    (40.7)          (67.4)          (60.2)
Other Income (expense ) , net                             2.7            10.7             3.0
Equity in net income (loss) of unconsolidated investees (19.3)            3.0             2.2
Minority interest                                         0.1             0.2             0.4
Translation  Gain / Loss                                  3.3             2.6             (1.1)
                                                        -----           -----            -----
Income ( loss ) before taxes                              0.6           (17.6)            39.5
Income tax benefit ( expense )                            0.0             0.0              0.0
                                                        -----           -----            -----
Net income ( loss )                                       0.6           (17.6)            39.5
                                                        =====           -----            -----
Net income ( loss ) per share                        0.000001       (0.000035)        0.000079


Other Financial Data

Gross margin                                             28.5%           28.0%           33.5%
Adjusted EBITDA(*)                                      160.3           138.3           197.2
Adjusted EBITDA margin                                   36.7%           27.4%           40.2%
Capital expenditures                                     13.1            10.8            50.6

Consolidated Balance Sheet Data (at period end)

Cash and cash equivalents                               289.7           394.1           308.9
Total assets                                          3,546.6         3,233.5         3,071.9
Long term debt                                        1,165.2           925.0           922.7
Total debt                                            1,567.5         1,308.2         1,048.9
Total liabilities                                     2,260.9         1,903.0         1,701.3
Total shareholders' equity / Net Assets               1,285.7         1,330.5         1,370.6
Capital stock                                           636.1           636.1           636.1

Consolidated Cash Flow Information

Net cash (used in) provided by operating activities     127.5           212.7           216.2
Net cash used in by investing activities                (13.1)          (10.8)          (60.1)
Net cash (used in) provided by financing activities     (67.8)         (113.2)         (241.2)


 * Please refer to the notes on reconciliation of Non-GAAP financial measures on page 9


                       TURKCELL ILETISIM HIZMETLERI A.S.
                              SELECTED FINANCIALS

                                                Announced on 13 March 2003             Amended                 Differences
                                              ----------------------------  -------------------------   --------------------------
                                              Quarter Ended  Year Ended     Quarter Ended  Year Ended    Quarter Ended  Year Ended
                                               December 31,  December 31,    December 31,  December 31,  December 31,   December 31,
                                                  2002          2002             2002         2002          2002           2002
 Consolidated Statement of Operations Data
 Revenues
     Communication fees                           489.6     1,911.0             489.6       1,911.0            0.0          0.0
     Monthly fixed fees                             9.4        40.9               9.4          40.9            0.0          0.0
     Subscription fees                              0.0         0.0               0.0           0.0            0.0          0.0
     SIM card sales                                 4.1        13.3               4.1          13.3            0.0          0.0
     Call center revenues                           1.6         7.9               1.6           7.9            0.0          0.0
     Other                                          0.2         0.8               0.2           0.8            0.0          0.0
 Total revenues                                   504.9     1,973.9             504.9       1,973.9            0.0          0.0
 Direct cost of revenues                         (363.4)   (1,366.9)           (363.4)     (1,366.9)           0.0          0.0
                                               ---------  ----------          --------    ----------        ------       ------
 Gross profit                                     141.5       607.0             141.5         607.0            0.0          0.0
     General & administrative expenses           (27.2)     (104.5)            (27.2)       (104.5)            0.0          0.0
     Selling & marketing expenses                (47.7)     (190.5)            (80.7)       (223.5)         (33.0)       (33.0)
                                               ---------  ----------          --------    ----------        ------       ------
 Income from operations                            66.6       312.0              33.6         278.9         (33.0)       (33.0)
 Income (loss) from related parties , net         (0.3)       (0.2)             (0.3)         (0.2)            0.0          0.0
 Net interest expense                            (44.3)     (183.7)            (67.4)       (206.8)         (23.1)       (23.1)
 Other Income (expense), net                       10.7        13.6              10.7          13.6            0.0          0.0

 Equity in net income (loss) of
  unconsolidated investees                          3.0      (20.4)               3.0        (20.4)            0.0          0.0
 Minority interest                                  0.2         0.3               0.2           0.3            0.0          0.0
 Translation Gain/Loss                              0.9      (19.8)               2.6        (18.0)            1.7          1.7
                                               ---------  ----------          --------    ----------        ------       ------
 Income (loss) before taxes                        36.8       101.8            (17.6)          47.4         (54.4)       (54.4)
 Income tax benefit (expense)                       0.0         0.0               0.0           0.0            0.0          0.0
                                               ---------  ----------          --------    ----------        ------       ------
 Net income ( loss )                               36.8       101.8            (17.6)          47.4         (54.4)       (54.4)
                                               ---------  ==========          ========    ==========        ======       ======
 Net income ( loss ) per share                  0.00007     0.00020         (0.00004)       0.00009

 Other Financial Data

 Adjusted EBITDA(*)                               169.6       703.8             138.3         672.5         (31.3)       (31.3)

 Adjusted EBITDA margin                           33.6%       35.7%             27.4%         34.1%
 Consolidated Balance Sheet Data
  (at period end)
 Cash and cash equivalents                        394.1       394.1             394.1         394.1            0.0          0.0
 Total assets                                   3,233.5     3,233.5           3,233.5       3,233.5            0.0          0.0
 Long term debt                                   800.0       800.0             925.0         925.0          125.0        125.0
 Total debt                                     1,308.2     1,308.2           1,308.2       1,308.2            0.0          0.0
 Total liabilities                              1,848.6     1,848.6           1,903.0       1,903.0           54.4         54.4
 Total shareholders' equity / Net Assets        1,384.9     1,384.9           1,330.5       1,330.5         (54.4)       (54.4)

* Please refer to the notes on reconciliation of Non-GAAP financial measures on page 9


SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          TURKCELL ILETISIM HIZMETLERI A.S.


Date:    May 2, 2003                      By:  /s/ MUZAFFER AKPINAR
                                               ------------------------------
                                          Name:    Muzaffer Akpinar
                                          Title:   Chief Executive Officer